Exhibit 97.1
Equity Commonwealth Clawback Policy

The Clawback Policy (the “Policy”) of Equity Commonwealth (the “Company”), amended and restated by the Compensation Committee of the Board of Trustees of the Company effective as of October 2, 2023, is as follows:

If the Company is required to prepare an Accounting Restatement (as defined below), the Company will recover and any current or former Executive Officer (as defined below) must reimburse the Company on a pre-tax basis for:

(i)any incentive-based compensation erroneously awarded to such current or former executive officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Accounting Restatement, and

(ii)any profits realized from the sale of Company securities during the period following the first public issuance or filing with the SEC of the misstated financials.

In the event a current or former executive officer is required to reimburse the Company under clause (i) of the above paragraph for the erroneously awarded compensation, the amount subject to reimbursement by the current or former executive shall include:

(x)    the amount of incentive-based compensation received in excess of the amount that otherwise would have been received had such incentive-based compensation been determined based on the restated financial measures, as determined in the sole discretion of the Compensation Committee based on all applicable facts and circumstances (including, without limitation, as the time value of money, the gross amount of dividends or other distributions received by the executive officer in respect of the incentive-based compensation, and any gain realized by the executive officer upon the subsequent disposition of any property received in connection with the incentive-based compensation), and

(y)    for incentive compensation based on stock price or total shareholder return, an amount that is a reasonable estimate (as determined by the Company) of the effect of the Accounting Restatement on the Company’s stock price for the relevant period.

For purposes of this Policy:

An “Accounting Restatement” means an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statement, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

An “Executive Officer” means Company’s president, principal financial officer, and principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent(s) or subsidiaries is deemed to be an Executive Officer if the executive officer performs policy-making functions for the Company. For purposes of this definition, policy-making functions are not intended to include policy-making functions that are not significant, and identification of an Executive Officer for purposes of this definition would include at a minimum the executive officers identified pursuant to Item 401(b) of Regulation S-K.

This Policy will be administered by the Compensation Committee (or if determined by the Board, by the Board). Unless otherwise specified by the Board, the Compensation Committee has full and final authority to interpret and make all determinations under this Policy, including but not limited to correcting any defect or supplying any omission, or reconciling any inconsistency between this Policy and any award agreements pertaining to incentive-based compensation. Any determinations made by the Compensation Committee will be final, conclusive, and binding on all persons, including the Company, its shareholders, and the Executive Officers. The Policy is intended to comply with Section 10D of the Exchange Act, Rule 10D-1 promulgated there under, and Section 303A.14 of the New York Stock Exchange Listed Company Manual, and will be interpreted and applied in a manner consistent with that intent. The Compensation Committee may consult with the Audit Committee of the Board, or the full Board, in evaluating any determinations made pursuant to this Policy. Any action or inaction by the Board with respect to an Executive Officer under this Policy in no way limits the Board’s actions or decisions not to act with respect to any other Executive Officer under this Policy or under any similar policy, agreement, or arrangement, nor will any such action or inaction serve as a waiver of any rights the that the Company or its affiliates may have against any Executive Officer, other than as set forth in this Policy. The Compensation Committee may authorize and empower any officer or employee of the Company or its affiliates to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy, other than with respect to any reimbursement or recovery under this Policy involving such officer or employee.

After carefully reviewing this Policy, each Executive Officer of the Company must sign the acknowledgment, certification and agreement attached hereto, indicating that they have received, read, understand and agree to comply with this Policy.

Effective October 2, 2023

Equity Commonwealth Clawback Policy
Acknowledgment, Certification and Agreement

    As an Executive Officer of Equity Commonwealth (the “Company”) as defined in the Company’s Clawback Policy (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Clawback Policy”), I hereby acknowledge, certify and agree as follows:

i.I have received, read, understand and will comply with the Clawback Policy;
ii.The terms and conditions of the Clawback Policy (a) will apply to any incentive-based compensation which I receive, including any outstanding equity awards which constitute incentive-based compensation, and (b) will apply both during and after my employment with the Company or any of its subsidiaries;
iii.In the event I am required to reimburse the Company under the Clawback Policy, the Company shall have the right, as one possible means of recovery of the erroneously awarded compensation, to offset the amount of erroneously awarded compensation against any amounts due and owing me from the Company, so long as such offset is not prohibited by law;
iv.In the event of any inconsistency between the Clawback Policy and the terms of any other agreement between the Company and me, or the terms of any compensation plan, program, agreement or other arrangement under which any compensation has been or will be granted, awarded, earned or paid to me, the terms of the Clawback Policy will govern;
v.If it is determined by the Board of Trustees of the Company (the “Board”) or any committee of the Board that any of my incentive-based compensation must be recovered by the Company and reimbursed by me, I agree to promptly take any action reasonably requested by the Company to effectuate such recovery and reimbursement; and
vi.I understand that my agreement to comply with the Clawback Policy does not constitute a contract of employment;

    I understand that my signature below and/or my checking the box constitutes a signature confirming that I acknowledge, certify and agree to comply with the terms of the Clawback Policy.

_______________________________
Name:

Effective Date: October 2, 2023

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